FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2021 No.2

Commission File Number 000-24790

TOWER SEMICONDUCTOR LTD.

(Translation of registrant's name into English)

Ramat Gavriel Industrial Park

P.O. Box 619, Migdal Haemek, Israel 2310502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On August 9, 2021, the Registrant issued unaudited condensed interim consolidated financial statements as of June 30, 2021, and for the six- and three-month periods then ended. Attached hereto are the following exhibits.

Exhibit 99.1	Registrant’s consolidated financial statements as of June 30, 2021 and the report thereon dated August 9, 2021 of Brightman Almagor Zohar & Co.
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 9, 2021	By:	/s/ Nati Somekh
	Name:	Nati Somekh
	Title:	Corporate Secretary